SHARES PURCHASE EXCHANGE AGREEMENT

This Shares Purchase Exchange Agreement (“Agreement”) is entered into on May__, 2018 (“Effective Date”) between Hana Investments Co. WLL, formed under the laws of Bahrain and with its registered address at Office 205, Building 111, Manama Center, Road 383, Block 304, Bahrain (“Olayan”) and National Energy Services Reunited Corp, a company incorporated in the British Virgin Islands with its registered address at 171 Main Street, Road Town, Tortola, VB1110, British Virgin Islands (“NESR”) (each of Olayan and NESR to be referenced hereafter as a “Party” or collectively as “Parties”).  Capitalized terms not defined in this Agreement shall have the meaning as set forth in the SPA (as defined below).  Any reference in this Agreement to “$” shall mean U.S. dollars.

WHEREAS, the Parties have entered into that certain Stock Purchase Agreement (as may be amended, restated or supplemented from time to time, the “SPA”), dated November 12, 2017, among NESR, Olayan, OFS Investments Limited, Arab Petroleum Investments Corporation, Castle SPC Limited, Al Nowais Investments LLC, Abdulaziz Aldelaimi, Fahad Abdulla Bindekhayel and NPS Holdings Limited (“Company”);

WHEREAS, pursuant to the SPA, Olayan acquired the legal and beneficial ownership of 83,660,878 shares, par value $1.00 per share, of the Company (the “Olayan Company Shares”);

WHEREAS, on the NESR Closing Date, Olayan has agreed to contribute the legal and beneficial ownership of the Olayan Company Shares to NESR, and NESR has agreed to acquire the legal and beneficial ownership of the Olayan Company Shares, on the terms and subject to the conditions set out in this Agreement (“Closing”); and

WHEREAS, NESR has agreed to issue certain Shares (as defined below) to Olayan as consideration for the Olayan Company Shares and to make certain payments or issue certain additional Shares to Olayan on the terms and subject to the conditions set out in this Agreement.

W I T N E S S E T H

NOW THEREFORE, in consideration of the premises, the sufficiency and adequacy of which is hereby acknowledged, the Parties agree as follows:

1.          Contribution.  Subject to consummation of the NESR Closing, and subject to the terms of this Agreement, Olayan, on the NESR Closing Date, shall contribute to NESR, and NESR shall acquire from Olayan, the legal and beneficial ownership of the Olayan Company Shares free and clear from any encumbrance, including but not limited to any security interest, adverse claim, right to acquire, or restriction on the use, voting, transfer or receipt of income (“Encumbrance”), and together with all legal and beneficial rights and benefits attached or accruing to them on the NESR Closing Date, including any right to receive dividends or distributions declared, made or paid on or after the NESR Closing Date.

2.          Consideration.

a.          In exchange for receipt of the Olayan Company Shares and in accordance with Clause 2.8 of the SPA, on the NESR Closing Date, NESR shall issue to Olayan 13,340,448 shares of NESR Common Stock.

b.          Each Party shall preserve the right to recover any Pre-Olayan Closing Adjustment Leakage, Pre-NESR Closing Adjustment or Disputed Leakage, as applicable, pursuant to the SPA.  If, with Olayan written consent, NESR is able to recover, after deduction of reasonable recovery costs, any Pre-Olayan Closing Adjustment Leakage, then NESR shall promptly transfer such amount of Pre-Olayan Closing Adjustment Leakage to Olayan.  NESR shall make such payment to Olayan either by wire transfer of immediately available funds or through the issuance to Olayan or its designated Affiliate of an equivalent amount in shares of NESR Common Stock valued at $11.244 per share, in the sole discretion of NESR.  The aggregate shares of NESR Common Stock issued to Olayan pursuant to Clauses 2.a and 2.b (Consideration) (but not Clause 2.c) hereof shall collectively be referred to as the “Lock-Up Shares.”

c.          On the NESR Closing Date, NESR shall pay to Olayan interest accruing at the rate of 9.5% per annum on the amount paid by Olayan to purchase the Olayan Company Shares, up to an amount of $4,700,000 (the “Interest Amount”), which represents the total interest payable to Olayan on the Olayan Initial Cash Consideration Amount.  On the NESR Closing Date, NESR shall have the right in its sole discretion either to pay the Interest Amount in cash or to issue to Olayan or its designated Affiliate 418,001 shares of NESR Common Stock in full satisfaction of this obligation (the aggregate shares of NESR Common Stock issued to Olayan pursuant to this Clause 2.c. (Consideration) shall be referred to as the “Non-Lock-Up Shares” and the Lock-Up Shares and the Non-Lock-Up Shares shall collectively be referred to as the “Shares”).

d.          NESR shall issue all the Common Stock issuable hereunder to Olayan or an Affiliate of Olayan as designated by Olayan in writing, free and clear of all Encumbrances, but subject to restrictions on transfer generally arising under applicable U.S. federal or state securities law and, in the case of the Lock-Up Shares, the Lock-Up (as defined below).  Upon request by Olayan, a certificate, signed by a duly authorized officer of NESR will be delivered to Olayan or its designated Affiliate at the NESR Closing Date evidencing appropriate book entries to the account holder designated by Olayan.

e.          NESR acknowledges that, pursuant to the terms of the SPA, Olayan is under no obligation to pay any Olayan Daily Amount.  For the avoidance of doubt, under no circumstances shall Olayan or its Affiliates be held liable for or required to pay any Olayan Daily Amount and NESR shall not, and shall cause its Affiliates not to, make any claim in respect of the foregoing.

3.          Relationship Agreement.  On the NESR Closing Date, Olayan and NESR shall enter into that certain Relationship Agreement, in the agreed form attached as Exhibit A (Relationship Agreement), pursuant to which, as of the NESR Closing Date, and in accordance with the terms set forth therein, (i) Olayan shall have the right to nominate one director to the board of NESR and (ii) Olayan shall be restricted from transferring the Lock-Up Shares for a period of six (6) months following the NESR Closing Date (the “Lock-Up”).  For the avoidance of doubt, the Non Lock-Up Shares shall not be subject to the Lock-Up.

4.          Registration Rights.  The Shares will be covered by that certain Registration Rights Agreement, in the agreed form attached as Exhibit B (Registration Rights Agreement), to be entered into on the NESR Closing Date between NESR and Olayan.

5.          Listing of NESR Shares.  NESR shall take all necessary action to cause the Shares to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing.

6.          Taxes.  The Parties hereby agree and acknowledge that any transfer, stamp, stock transfer, documentary, registration, filing, recording and other similar taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any governmental authority, including any interest, additions to tax or penalties applicable thereto (“Conveyance Taxes”), that may be imposed as a result of the acquisition of the Olayan Company Shares by NESR from Olayan and/or the issuance of the Shares to Olayan as contemplated by this Agreement shall be borne entirely by NESR.  Conveyance Taxes do not include any income taxes imposed upon a Party arising from the transactions contemplated by this Agreement, which income taxes shall be the sole responsibility of the Party upon whom the obligation is imposed by law.  The Party or Parties required to do so by applicable law shall prepare and file (with the reasonable cooperation of the other Party) all necessary returns (including any information returns), reports, statements, declarations, estimates, schedules, notices, notifications, forms, certificates or other documents with respect to Conveyance Taxes.  The Parties agree to cooperate in the execution and delivery of all instruments and certificates necessary to comply with any Conveyance Tax filing requirements or to be entitled to any exemptions from (or reductions in) Conveyance Taxes in connection with the acquisition of the Olayan Company Shares by NESR from Olayan and/or the issuance of the Shares to Olayan.

7.          Pre-Closing Covenants.

a.          Olayan undertakes to NESR that it shall not dispose of or otherwise create, grant, extend or permit to subsist any Encumbrance over all or any portion of the Olayan Company Shares (other than to NESR pursuant to this Agreement) and that if any Encumbrance shall attach to such shares Olayan shall take all necessary measures to remove them before the NESR Closing Date.

b.          Except with respect to this Agreement, between the Effective Date and the NESR Closing Date, Olayan shall not, and each of its representatives, directors, managers, employees, agents and advisors shall not:

i.	solicit, initiate, consider, encourage or accept any other proposals or offers from, or provide any information to, any party in respect of the sale of all or part of the Olayan Company Shares; or

ii.	enter into any agreement (or grant any option or right) to sell, transfer or otherwise legally and/or beneficially dispose of the Olayan Company Shares; or

iii.	enter into any discussions, conversations, negotiations or other communications with any third party in respect of the foregoing.

c.          From the date of this Agreement through the NESR Closing Date, NESR shall use all reasonable best efforts that are necessary or desirable for NESR to remain listed as a public company on, and for shares of NESR Common Stock to be tradable over, the applicable Nasdaq market(s) and such other exchange or trading market as the NESR Common Stock is then listed.

d.          Olayan and NESR shall execute, perform and do (or procure to be executed, performed and done by third parties as necessary) all such deeds, documents, procedures, acts and things as are necessary for such Party to carry out the provisions of this Agreement and to consummate and make effective the transactions contemplated by this Agreement.

e.          Each Party shall promptly (and in any event before the NESR Closing Date) notify the other Party in writing of anything of which the notifying Party is or becomes aware which renders, or is likely to render, any of its Warranties untrue, inaccurate or misleading.

8.          Undertaking, Representations and Warranties.

a.          Each Party represents and warrants to the other Party that each of the following statements (“Warranties”) is true, accurate and not misleading as of the Effective Date and represents and warrants that they will be true, accurate and not misleading at the NESR Closing Date as if repeated immediately prior to the NESR Closing Date:

i.
It is duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business.

ii.
It has full corporate power, legal capacity and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by it in connection with the consummation of the transactions contemplated hereby and thereby.  The execution, delivery and performance by such Party of this Agreement have been duly authorized by all necessary corporate action on behalf of such Party.  This Agreement has been duly executed and delivered by such Party and (assuming the due authorization, execution and delivery by the other Party hereto) this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

iii.
None of the execution and delivery by such Party of this Agreement, the consummation of the transactions contemplated hereby, or the compliance by such Party with any of the provisions hereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of:  (i) the certificate of incorporation and bylaws or comparable organizational documents of such Party; (ii) any Contract or Permit to which such Party is party or by which any of the properties or assets of such Party are bound; (iii) any Order of any Governmental Body applicable to such Party or by which any of the properties or assets of such Party are bound; or (iv) any applicable law.

iv.
No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any person or Governmental Body is required on the part of such Party in connection with the execution and delivery of this Agreement, the compliance by such Party with any of the provisions hereof or the consummation of the transactions contemplated hereby.

b.          NESR warrants to Olayan that, except as publicly disclosed as of the date hereof, neither NESR nor any of its subsidiaries:

i.	has any outstanding liabilities other than supplier, debt, contract labor, or professional fees;

ii.	has any obligations or commitments of any nature whatsoever under or in connection with any agreement, arrangement or understanding;

iii.	is in breach of any applicable law, including in respect of any filings required to be made by it with the SEC; or

iv.	is party to any pending or threatened civil, criminal, arbitration, administrative or other proceedings against it.

c.          NESR warrants to Olayan that all information contained in the Proxy, at the time:  (i) the Proxy (or any amendment thereof or supplement thereto) is first mailed to the stockholders of NESR; (ii) of the NESR Stockholders’ Meeting; and (iii) of the Closing, will be true and accurate in all material respects and the Proxy will not fail to state any material fact required to be stated therein or necessary in order to make the statements therein complete and not misleading.

d.          NESR warrants to Olayan that no Equity Stock has been issued or transferred by any member of NESR or its subsidiaries or agreed to be issued or transferred by NESR for a price that is less than $10 per Equity Stock, and NESR has not issued or agreed to issue any instrument that is convertible into, or exercisable or exchangeable for, or which gives the right to subscribe for, Equity Stock or that entitles its holder to be issued or subscribe for Equity Stock for a price that is less than $10 per Equity Stock.

e.          The Warranties set forth in this section shall not in any respect be extinguished or affected by the Closing.

f.          Each Party acknowledges that the other Party has entered into this Agreement in reliance on, among other things, the Warranties contained in this Agreement.

9.          Indemnities.

a.          Without prejudice to any other right or remedy available to Olayan, NESR agrees and undertakes to fully indemnify, keep indemnified and hold harmless Olayan from and against any losses, damages, liabilities, claims, taxes, diminution of value, interest, awards, judgments, penalties, costs or expenses (including legal and other professional fees, costs and out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (collectively, “Losses”) asserted against, suffered or incurred from time to time by Olayan arising out of or resulting from any breach of NESR’s covenants or agreements herein or any Warranty made by NESR in this Agreement.

b.          Without prejudice to any other right or remedy available to NESR, Olayan agrees and undertakes to fully indemnify, keep indemnified and hold harmless NESR from and against any Losses asserted against, suffered or incurred from time to time by NESR arising out of or resulting from any breach of Olayan’s covenants or agreements herein or any Warranty made by Olayan in this Agreement.

c.          NESR’s liability in respect of any indemnity claim against NESR, and Olayan’s liability in respect of any indemnity claim against Olayan, covered under a policy of insurance shall be reduced by any amount recovered under such policy of insurance which recovery the policy holder will make all reasonable efforts to obtain (net of expenses incurred in obtaining such recovery, including any insurance premium increase).

d.          No Party shall be entitled to recover damages in respect of any Claim or otherwise obtain reimbursement or restitution more than once in respect of the same Loss.

e.          Where the matter or default giving rise to a Claim is capable of remedy, the Indemnified Party (as defined below) shall procure that the Indemnifying Party (as defined below) is given the opportunity, within fifteen (15) business days after the date on which notice of such Claim is given to the Indemnifying Party to remedy the relevant matter or default (if capable of remedy).

f.          Nothing in this section shall limit indemnification resulting from any fraud or willful misconduct on the part of NESR or Olayan.

10.          Indemnity Claims.

a.          In respect of any claim for indemnification pursuant to Clause 9 (Indemnities) (a “Claim”) with respect to which a Party (the “Indemnifying Party”) is obligated to indemnify the other Party (the “Indemnified Party”):

i.
The Indemnified Party shall notify the Indemnifying Party in writing of any Claim within sixty (60) business days after the Indemnified Party becomes aware of the event giving rise to the Claim.  The Indemnified Party shall in its notice to the Indemnifying Party specify the Claim amount, if known, and explain in reasonable detail (to the extent such information is available at the time of the relevant Claim) the matter which gives rise to the relevant Claim (although failure to give such detail shall not invalidate the notice of such Claim); provided that the failure to provide (or to timely provide) such notice will not affect the Indemnified Party’s right to indemnification;

ii.	The Indemnifying Party, acting reasonably, following receipt of a Claim and in any event no later than thirty (30) days thereof, shall either:

A.	notify the Indemnified Party in writing that it intends to dispute the Claim, or

B.
accept such Claim and confirm the same in writing (the “Acceptance Letter”) and make payment to the Indemnified Party of the Claim in settlement of all liabilities arising from such Claim within a period of a further three (3) days from the date of the Acceptance Letter.

b.          During a period of thirty (30) days following the giving of the notice by the Indemnifying Party under Clause 10.a.ii.A. (Indemnity Claims), NESR and Olayan shall attempt to resolve any differences which they may have with respect to any matters constituting the subject matter of such notice.  If, at the end of such period, the Parties fail to reach an agreement in writing with respect to all such matters, then all matters as to which an agreement is not so reached may be resolved pursuant to Clause 20 (Governing Law and Jurisdiction).

c.          The Indemnified Party shall not be entitled to initiate proceedings in respect of a Claim after the expiry of a term of twelve (12) months after the date on which the Indemnified Party gives notice pursuant to Clause 10.a.i. (Indemnity Claims) in relation to that Claim.

11.          Costs and Expenses.  The costs and expenses incurred by the Parties in relation to the negotiation, preparation and consummation of this Agreement, including but not limited to respective attorneys’ fees in connection thereto shall be borne by the Party incurring such expenses.

12.          Investment Decisions.  Olayan represents and warrants to NESR that Olayan is an accredited investor and that it has experience in dealing in investments similar to the acquisition of the Olayan Company Shares or the Shares.  Olayan acknowledges and confirms that, with the exception of the Warranties made by NESR in this Agreement, it is not relying upon any representations made by NESR and that it is relying exclusively upon the terms of the Prospectus filed in connection with the IPO of NESR, the Proxy and its understanding of the business and financial affairs of the Company.  Olayan has had the right to request from NESR any information that it may require to fully analyze this investment in the Company, and in NESR if the exchange occurs, and NESR will promptly share any requested information with Olayan available to NESR for Olayan to make its own investment decision, subject to the execution of a non-disclosure agreement before the information may be shared.  Olayan understands that NESR shares are valued at an agreed price that could be in excess of or less than the market price of the NESR shares on the date of exchange.

13.          Successors, Transfers and Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and assigns; and each Party shall have the right to assign this Agreement and its rights and obligations hereunder to an Affiliate upon written notice to the other Party; provided, however, that no such assignment shall relieve such Party of any of its obligations hereunder.

14.          Amendment to the Agreement.  This Agreement may be amended, waived or modified only by an instrument in writing signed by each of the Parties hereto.

15.          Counterparts.  This Agreement may be executed in any number of counterparts.  A Party may enter into this Agreement by executing a counterpart, but this Agreement shall not be effective until each Party has executed at least one (1) counterpart.  Each counterpart shall constitute an original of this Agreement but all the counterparts together constitute the same instrument.

16.          Remedies and Waivers.  No breach by either Party of any provision of this Agreement shall be waived or discharged, except with the express written consent of the other Party.  No failure or delay by a Party in exercising any right, power or privilege under this Agreement or at law shall operate as a waiver of that right, power or privilege and no single or partial exercise by a Party of any right, power or privilege shall preclude any further exercise of that right, power or privilege or the exercise of any other right, power or privilege of such Party under this Agreement or any applicable laws.  The rights, benefits and remedies provided in this Agreement are cumulative.

17.          Termination.  This Agreement may be terminated (i) by Olayan if the Condition is not capable of being satisfied at any time or the Condition is not satisfied by June 30, 2018, (ii) by either Party if the SPA is terminated in accordance with its terms, or (iii) by a mutual written agreement signed by each of the Parties.  Except for the provisions specifically provided for in this Agreement that shall survive termination, this Agreement shall forthwith become void and there shall be no further liability on the part of any Party for such termination.

18.          Invalidity.  If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

19.          Confidentiality.  Each Party agrees that the terms of this Agreement shall be considered confidential information and the Parties shall not disclose the existence of this Agreement or any of its terms to any third party, either during the term of this Agreement or for a period of two (2) years following the NESR Closing Date, and only disclose such information to such of its directors, officers, employees, agents or professional advisers who have a need to know such information.  The confidentiality provisions in this Clause 19 (Confidentiality) shall not apply if and to the extent that such disclosure is required for the purpose of any judicial proceedings or by any regulatory authority, governmental body or applicable securities exchange.  The requirements of this Clause 19 (Confidentiality) shall survive termination of this Agreement.

20.          Governing Law and Jurisdiction.  The laws of the State of New York shall apply to construe and interpret the terms of this Agreement.  In the event of any dispute or failure to perform by either Party, the Parties agree to submit any dispute to the federal courts of the State of New York for resolution, and each Party hereby agrees to and submits to any court with proper jurisdiction in the State of New York.  Because damages may not be an adequate remedy for failure to perform, the Parties agree that either may seek injunctive relief for enforcement of the provision or this Agreement in the federal courts of the State of New York or any court of competent jurisdiction.  The Parties agree that no bond shall be required by the Party seeking injunctive relief.

21.          NESR Trust.  Olayan acknowledges that it has read the Prospectus and that NESR has established the NESR Trust from the proceeds of its initial public offering (“IPO”) and from certain private placements occurring simultaneously with the IPO for the benefit of NESR’s public shareholders (“Public Shareholders”) and certain parties (including the underwriters of the IPO) and that, except for a portion of the interest earned on the amounts held in the NESR Trust, NESR may disburse monies from the NESR Trust only:  (i) to the Public Shareholders in the event they elect to redeem NESR common stock in connection with the consummation of NESR’s initial business combination (as such term is used in the Prospectus) (“business combination”), (ii) to the Public Shareholders if NESR fails to consummate a business combination within twenty-four (24) months from the closing of the IPO, (iii) in any amounts necessary to pay any taxes or (iv) to, or on behalf of, NESR after or concurrently with the consummation of a business combination.  Olayan hereby agrees that it does not now and shall not at any time hereafter have (other than its rights upon Closing) any right, title, interest or claim of any kind pursuant to this Agreement in or to any monies in the NESR Trust or distributions therefrom, or make any claim prior to Closing against the NESR Trust, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability.  Olayan hereby irrevocably waives any claims it may have under this Agreement against the NESR Trust (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement and will not, prior to the Closing, seek recourse against the NESR Trust (including any distributions therefrom) in connection with any alleged breach of this Agreement.  For the avoidance of doubt, this Clause 21 (NESR Trust) will be limited solely to this Agreement and shall not affect Olayan’s or its Affiliates’ (including Competrol Establishments’) other rights with respect to the NESR Trust under law, other agreements or otherwise, in effect prior to or after the date hereof.  Further, for the avoidance of doubt, notwithstanding anything to the contrary contained herein, the waivers under this Clause 21 (NESR Trust) will continue to apply at and after the Closing to distributions made to redeeming Public Shareholders and for transaction expenses paid (including deferred expenses payable to NESR’s underwriters in connection with the IPO).  Olayan agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by NESR to induce it to enter into this Agreement.

22.          Amendment to SPA.  NESR agrees that it shall not agree to any amendment, supplement, change, modification or waiver of any term of the SPA (including the exhibits and schedules annexed thereto or referred to therein) without the prior written consent of Olayan.

[Signature Page to Follow]

Agreed by the Parties or their duly authorized representatives on the date written above on the first page.

HANA INVESTMENTS CO. WLL

By:
Printed Name:
Title:

NATIONAL ENERGY SERVICES REUNITED CORP.

By:
Printed Name:
Title:

[Signature Page to Shares Purchase Exchange Agreement]